                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                          SCHEDULE 13-G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 1  )


                                    ICO, Inc.
                         (Name of Issuer)

                                Common Stock and
                   $1.6875 Convertible Preferred
                  (Title of Class of Securities)

                          449294-20-6 and 449294-40-4
                          (CUSIP Number)





Check the following box if a fee is being paid with this statement (A fee is not required only if the filing person: (1) has a previous statement on reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







SEC 1745 (2/92)

          Name of reporting person: Ryback Management Corporation I.R.S. Identification No. of Above Entity 43-1615580


          Check Appropriate Box  if  a member of a group*


3.       SEC use only


4.       Citizenship or Place of Organization

            Michigan

Number of     5.           Sole Voting Power

Shares                     310,000 convertible preferred shares results in
                                          849,307 common shares
                            75,000 common stock

Beneficially  6.           Shared Voting Power

Owned by

Each          7.           Sole Dispositive Power

Reporting                   310,000 convertible preferred shares results in
                                            849,307 common shares
                             75,000 common stock

Person With   8.           Shared Dispositive Power


9.   Aggregate Amount Beneficially owned by each reporting person:

    849,307 converted shares held by Lindner Dividend Fund
     75,000 common stock common stock managed by Ryback Management Corporation

10.  Check Box if the Aggregate amount in Row (9) excludes certain shares

11.  Percent of  Class Represented by Amount in Row  (9)

                    9.54% fully diluted

12.  Type of Reporting Person

 IA - Ryback Management Corporation   IV - Lindner Investment Series Trust

sec 1745 (6-80)
                         SEE INSTRUCTION BEFORE FILLING OUT!

                              SEC 13G
                             SECURITIES AND EXCHANGE COMMISSION
                             SCHEDULE 13g Amendment No. 1
Item 1(a)   Name of Issuer:

            ICO, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

           100 Glenborough Drive Suite 250
            Houston, Tx 77067

Item 2(a)   Name of Person Filing:

            Ryback Management Corporation

Item 2(b)   Address of Principal Business Office:

            7711 Carondelet Ave., Box 16900, St. Louis, MO 63105

Item 2(c)   Citizenship:

            Michigan

Items 2(d)  Title and Class of Securities:

            Common Stock and Convertible Preferred Stock

Item 2(e)   CUSIP:

            449294-20-6 and 449294-40-4

Item 3) If this statement is filed pursuant to Rule 13d-1(b) or, 13d-2(b), check whether the person filing is a:

  [X] Investment Company registered under Section 8 of the Investment Company
     Act  (   LINDNER INVESTMENT SERIES TRUST)

  [X] Investment Company Adviser registered under Section 203 of the
    Investment Advisers Act of 1940     (RYBACK MANAGEMENT CORPORATION)

Item 4   Ownership:
         The Shares listed below were held in a fiduciary capacity by Ryback Management and/or Lindner Investment Series Trust as of December 31, 1995:

(A) Amount beneficially owned: 849,307 converted shares held by
                                            Lindner Dividend Fund
               75,000 common stock managed by Ryback Management Corporation
(B) Percent of class: 9.54% fully diluted
(C) Number of shares as to which such subject COMPANY has:
         (1)sole power to vote or direct to vote: 924,309
         (2)shared power to vote or direct to vote:
         (3)sole power to dispose of or direct disposition of: 924,309
         (4)shared power to dispose or direct disposition of:

 Instruction:  For computation regarding securities which represent the right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class
         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Lindner Dividend Fund, a registered investment company, is a holder of 310,000 convertible preferred shares, which if converted would result in a holding of 8.90% of the outstanding common shares. Lindner Dividend Fund is a separate series of Lindner Investment Series Trust. (The percentage reported at December 31, 1995 was off slightly due to an error in calcualation method.)

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.
          See Item 3

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable

Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: May 10, 1996


                         /S/  Eric E. Ryback, President
                              Ryback Management Corporation
                              Lindner Investment Series Trust
                              (314) 727-5305